

September 23, 2016

Thomas Divittorio
Chief Financial Officer
Genesis Healthcare Inc.
101 East State Street
Kennett Square, Pennsylvania

      Re: **Genesis Healthcare, Inc.**
               Form 8-K Dated August 4, 2016
               Filed August 4, 2016
               File No. 1-33459

Dear Mr. Divittorio:

We have limited our review of your filing to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Exhibit 99.1

      We note that you exclude lease expense from EBITDAR. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Christine Adams, Staff Accountant, at (202) 551-3363 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant